

October 11, 2013

Via E-Mail
Mr. Paul O. Richins
Principal Financial Officer
Utah Medical Products, Inc.
7043 South 300 West
Midvale, UT 84047

> **Re:** **Utah Medical Products, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 7, 2013**
> **File No. 1-12575**

Dear Mr. Richins:

We have reviewed your response letter dated October 1, 2013 and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 30

1.   To confirm our understanding from the conference call held on October 10, 2013, with your representatives, please provide the following:

- Explain to us how you assessed whether or not your goodwill was impaired in fiscal 2012. Refer to FASB ASC 350-20-35 and Example 4 of FASB ASC 350-20-55-25. To the extent that you only used a qualitative assessment as described in FASB ASC 350-20-35-3A through 35-3G, please discuss how you applied this guidance. If you performed the first step of the impairment testing (i.e., determining the fair value of your reporting unit), please tell us the methodology you used to determine the fair value. Refer to FASB ASC 350-20-35-22 through 35-24.

- Discuss how you determined your reporting units for goodwill under FASB ASC 350. For example, clarify for us whether you consider each of your four subsidiaries based in (i) the United States, (ii) Ireland, (iii) the United Kingdom, and (iv) Australia to be your reporting units for purposes of your goodwill impairment testing. Refer to FASB ASC 350-20-35-33 through 35-46.

- With respect to other intangibles, please discuss how you assessed whether or not these assets were impaired in 2012. For intangible assets subject to amortization refer to FASB ASC 350-30-35-14 and FASB ASC 360-10-35-17 through 35-35. For intangible assets with infinite lives, please refer to FASB ASC 350-30-35-18. Tell us the methodology used to determine the fair value of the infinite-lived other intangible assets for purposes of testing under FASB ASC 350-30-35-18.

2. Please have your auditors describe to us the procedures they performed in auditing the company's impairment analysis of both goodwill and other intangibles. Separately describe to us the procedures performed by The Norton Practice for Femcare and its subsidiaries and by Jones Simkins LLC for the U.S. and Ireland subsidiaries.

3. Please have your auditors explain to us in detail what is meant by the sentence in your response to prior comment 1 which says "while performing its 2012 audit work related to the consolidation, Jones Simkins' analysis of the intangibles included review of The Norton Practice audit opinion."

Acknowledgments

4. We note that you did not provide all of the acknowledgments previously requested. Please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Paul O. Richins
Utah Medical Products, Inc.
October 11, 2013
Page 3

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant